Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-180289
(To Prospectus dated March 22, 2012, Prospectus
Supplement dated March 22, 2012 and Product
Supplement EQUITY INDICES SUN-1 dated
October 28, 2013)

| | |
|---|---|
| 7,297,343 Units | Pricing Date      November 26, 2013 |
| $10 principal amount per unit | Settlement Date      December 3, 2013 |
| CUSIP No. 40434B883 | Maturity Date      November 27, 2015 |



# Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index

- Maturity of approximately two years

- If the Index is flat or increases up to the Step Up Value, a return of 20.35%

- If the Index increases above the Step Up Value, a return equal to the percentage increase in the Index

- 1-to-1 downside exposure to decreases in the Index, with up to 100% of the principal amount at risk

- All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.

- No interest payments

- No listing on any securities exchange



**The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See "Risk Factors" beginning on page TS-6 of this term sheet and beginning on page PS-6 of product supplement EQUITY INDICES SUN-1.**

**The estimated initial value of the notes on the pricing date is $9.64 per unit, which is less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy.** See "Summary" on page TS-2 and "Risk Factors" beginning on page TS-6 of this term sheet for additional information.

———————————

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

———————————

| | Per Unit | Total |
|---|---|---|
| Public offering price[1]............................................ | $ 10.00 | $ 72,973,430.00 |
| Underwriting discount[1]........................................ | $ 0.20 | $ 1,459,468.60 |
| Proceeds, before expenses, to HSBC................... | $ 9.80 | $ 71,513,961.40 |

(1)    See as well "Supplement to the Plan of Distribution."

**The notes:**

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
|---|---|---|

## Merrill Lynch & Co.
November 26, 2013





# Market-Linked Step Up Notes

Linked to the EURO STOXX 50® Index, due November 27, 2015

## Summary

The Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index, due November 27, 2015 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depends on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes provide you with a Step Up Payment if the Ending Value (as determined below) of the Index, which is the EURO STOXX 50® Index (the "Index"), is equal to or greater than the Starting Value, but is not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-for-1 basis in the increase in the level of the Index above the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on our credit risk and the performance of the Index. See "Terms of the Notes" below.

The estimated initial value of the notes is less than the price you pay to purchase the notes. The estimated initial value was determined by reference to our or our affiliates' internal pricing models and reflects the implied borrowing rate we pay to issue market-linked notes, which is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, reduced the economic terms of the notes (including the Step Up Payment).

## Terms of the Notes

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. ("HSBC") |
| **Principal Amount:** | $10.00 per unit |
| **Term:** | Approximately two years |
| **Market Measure:** | EURO STOXX 50® Index (Bloomberg symbol: "SX5E"), a price return index. |
| **Starting Value:** | 3,062.62 |
| **Ending Value:** | The closing level of the Index on the scheduled calculation day. The calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-18 of product supplement EQUITY INDICES SUN-1. |
| **Step Up Value:** | 3,685.86 (120.35% of the Starting Value, rounded to two decimal places). |
| **Step Up Payment:** | $2.035 per unit, which represents a return of 20.35% over the principal amount. |
| **Threshold Value:** | 3,062.62 (100% of the Starting Value). |
| **Calculation Day:** | November 20, 2015 |
| **Fees Charged:** | The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-10. |
| **Calculation Agent:** | Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and HSBC, acting jointly. |

## Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

**Is the Ending Value equal to or greater than the Starting Value?**

- No → You will receive per unit:

$$\$10 - \left[\$10 \times \left(\frac{\text{Threshold Value} - \text{Ending Value}}{\text{Starting Value}}\right)\right]$$

- Yes → **Is the Ending Value greater than the Step Up Value?**
  - Yes → You will receive per unit:

$$\$10 + \left[\$10 \times \left(\frac{\text{Ending Value} - \text{Starting Value}}{\text{Starting Value}}\right)\right]$$

  - No → You will receive per unit: $10 + Step Up Payment

***Because the Threshold Value for the notes is equal to the Starting Value, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.***

# Market-Linked Step Up Notes
Linked to the EURO STOXX 50® Index, due November 27, 2015

 **Enhanced Return**

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus").  The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

- Product supplement EQUITY INDICES SUN-1 dated October 28, 2013:
  http://www.sec.gov/Archives/edgar/data/83246/000114420413057120/v358184_424b5.htm

- Prospectus supplement dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

- Prospectus dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

*Our Central Index Key, or CIK, on the SEC Website is 83246.* Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet.  The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES SUN-1.  Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

# Investor Considerations

**You may wish to consider an investment in the notes if:**

- You anticipate that the Index will increase from the Starting Value to the Ending Value.

- You accept that your investment will result in a loss, which could be significant, if the Index decreases from the Starting Value to the Ending Value.

- You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

- You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, the implied borrowing rate and the fees charged, as described on page TS-2.

- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

**The notes may not be an appropriate investment for you if:**

- You believe that the Index will decrease from the Starting Value to the Ending Value.

- You seek principal protection or preservation of capital.

- You seek interest payments or other current income on your investment.

- You want to receive dividends or other distributions paid on the stocks included in the Index.

- You seek an investment for which there will be a liquid secondary market.

- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.



**Enhanced Return**

# Hypothetical Payout Profile



**Market-Linked Step Up Notes**

This graph reflects the returns on the notes, based on the Step Up Payment of $2.035, the Step Up Value of 120.35% of the Starting Value and the Threshold Value of 100% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

# Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on **hypothetical** values and show **hypothetical** returns on the notes. **The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Step Up Value, and term of your investment.**

The following table is based on a Starting Value of 100, a Threshold Value of 100, a Step Up Value of 120.35, and the Step Up Payment of $2.035 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

| Ending Value | Percentage Change from the Starting Value to the Ending Value | Redemption Amount per Unit | Total Rate of Return on the Notes |
|---|---|---|---|
| 0.00 | -100.00% | $0.000 | -100.00% |
| 50.00 | -50.00% | $5.000 | -50.00% |
| 80.00 | -20.00% | $8.000 | -20.00% |
| 90.00 | -10.00% | $9.000 | -10.00% |
| 94.00 | -6.00% | $9.400 | -6.00% |
| 97.00 | -3.00% | $9.700 | -3.00% |
| 100.00[1][2] | 0.00% | $12.035[3] | 20.35% |
| 102.00 | 2.00% | $12.035 | 20.35% |
| 105.00 | 5.00% | $12.035 | 20.35% |
| 110.00 | 10.00% | $12.035 | 20.35% |
| 120.35[4] | 20.35% | $12.035 | 20.35% |
| 130.00 | 30.00% | $13.000 | 30.00% |
| 140.00 | 40.00% | $14.000 | 40.00% |
| 150.00 | 50.00% | $15.000 | 50.00% |
| 160.00 | 60.00% | $16.000 | 60.00% |

(1)   The **hypothetical** Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 3,062.62, which was the closing level of the Index on the pricing date.

(2)   This is the **hypothetical** Threshold Value.

(3)   This amount represents the sum of the principal amount and the Step Up Payment of $2.035.

(4)   This is the **hypothetical** Step Up Value.

For recent actual levels of the Index, see "The Index" section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.


**Redemption Amount Calculation Examples**

### Example 1

The Ending Value is 90.00, or 90.00% of the Starting Value:

Starting Value:     100.00

Threshold Value:  100.00

Ending Value:       90.00

$$\$10 - \left[\$10 \times \left(\frac{100-90}{100}\right)\right] = \$9.00 \quad \text{Redemption Amount per unit}$$

### Example 2

The Ending Value is 110.00, or 110.00% of the Starting Value:

Starting Value:     100.00

Step Up Value:     120.35

Ending Value:       110.00

$$\$10.000 + \$2.035 = \$12.035 \quad$$ Redemption Amount per unit, *the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.*

### Example 3

The Ending Value is 150.00, or 150.00% of the Starting Value:

Starting Value:     100.00

Step Up Value:     120.35

Ending Value:       150.00

$$\$10 + \left[\$10 \times \left(\frac{150-100}{100}\right)\right] = \$15.00 \quad \text{Redemption Amount per unit}$$

# Risk Factors

*We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.*

*In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."*

- Your investment may result in a loss; there is no guaranteed return of principal.

- Your return on the notes may be less than the yield on a conventional fixed or floating rate debt security of comparable maturity.

- Payments on the notes are subject to our credit risk.

- Your investment return may be less than a comparable investment directly in the Index, or the components included in the Index.

- You must rely on your own evaluation of the merits of an investment linked to the Index.

- We cannot assure you that a trading market for your notes will ever develop or be maintained. MLPF&S is not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

- The Redemption Amount will not reflect changes in the value of the Index other than on the calculation day.

- The publisher of the Index may adjust the Index in a way that affects its value, and the Index publisher has no obligation to consider your interests.

- The estimated initial value of the notes is less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We determined the estimated initial value by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value reflects the implied borrowing rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

- Our implied borrowing rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our implied borrowing rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

- The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-10 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

- The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Market Measure and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- Purchases and sales by us, MLPF&S and our respective affiliates of the securities represented by the Index may affect your return.

- Our trading and hedging activities, and those of MLPF&S, may create conflicts of interest with you.

- Our hedging activities, and those of MLPF&S, may affect your return on the notes and their market value.

- There may be potential conflicts of interest involving the calculation agent. We may appoint and remove the calculation agent.

- The notes are not insured by any governmental agency of the United States or any other jurisdiction.


- You will have no rights as a security holder, you will have no rights to receive any of the securities represented by the Index, and you will not be entitled to dividends or other distributions by the issuers of these securities.

- Exchange rate movements may impact the value of the notes.

- Your return may be affected by factors affecting international securities markets.

- Except to the extent that the common stock of HSBC Holdings plc (the parent corporation of HSBC) is included in the Index, we and MLPF&S do not control any company included in the Index and are not responsible for any disclosure made by any other company.

- Our business activities and those of MLPF&S relating to the companies represented by the Index may create conflicts of interest with you.

- The U.S. federal income tax consequences of the notes are uncertain and may be adverse to a holder of the notes. See "Summary Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page PS-29 of product supplement EQUITY INDICES SUN-1.

# Other Terms of the Notes

The provisions of this section supersede and replace the definition of "Market Measure Business Day" set forth in product supplement EQUITY INDICES SUN-1.

**Market Measure Business Day**

A "Market Measure Business Day" means a day on which:

(A) the Eurex (or any successor) is open for trading; and

(B) the Index or any successor thereto is calculated and published.



Enhanced Return

# The Index

We have derived all information contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, STOXX Limited. STOXX Limited is under no obligation to continue to publish, and may discontinue or suspend the publication of the Index at any time.

***STOXX Limited Publishes the SX5E***

The Index was created by STOXX Limited, which is owned by Deutsche Börse AG and SIX Group AG. Publication of the Index began on February 28, 1998, based on an initial index value of 1,000 at December 31, 1991. The Index is reported daily on the Bloomberg Professional® service under the symbol "SX5E" and on the STOXX Limited website. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this term sheet.

*SX5E Composition and Maintenance*

The Index is composed of 50 component stocks from of market sectors from within the 19 EURO STOXX Supersector indices, which represent the Eurozone portion of the STOXX Europe 600 Supersector indices. The STOXX 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; and utilities.

The Index is weighted by free float market capitalization. Each component's weight is capped at 10% of the Index's total free float market capitalization. Free float weights are reviewed quarterly and the Index composition is reviewed annually September.

Within each of the 19 EURO STOXX Supersector indices, the component stocks are ranked by free float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free float market capitalization of the corresponding EURO STOXX Total Market Index Supersector index. If the next-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. Any remaining stocks that are current Index components are added to the selection list. The stocks on the selection list are ranked by free float market capitalization. In exceptional cases, the STOXX Limited Supervisory Board may make additions and deletions to the selection list.

The 40 largest stocks on the selection list are chosen as components. Any remaining current components of the Index ranked between 41 and 60 are added as index components. If the component number is still below 50, then the largest remaining stocks on the selection list are added until the Index contains 50 stocks.

*Index Calculation*

The Index is calculated with the "Laspeyres formula", which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the index value can be expressed as follows:

$$\text{Index} = \frac{\text{free float market capitalization of the Index}}{\text{divisor of the Index}}$$

The "free float market capitalization of the Index" is equal to the sum of the product of the price, number of shares, free float factor and weighting cap factor for each component stock as of the time the Index is being calculated.

The Index is also subject to a divisor, which is adjusted to maintain the continuity of Index values despite changes due to corporate actions.



*The following graph shows the monthly historical performance of the Index in the period from January 2008 through October 2013. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 3,062.62.*

**Historical Performance of the Index**



*This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.*

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

**License Agreement**

HSBC or one of its affiliates has entered into a nonexclusive license agreement providing for the license to it, in exchange for a fee, of the right to use certain indices owned and published by STOXX Limited in connection with some products, including the notes.

STOXX and its licensors (the "Licensors") have no relationship to the HSBC USA Inc., other than the licensing of the Index and the related trademarks for use in connection with the notes.

**STOXX and its Licensors do <u>not</u>:**
- Sponsor, endorse, sell or promote the notes.
- Recommend that any person invest in the notes or any other securities.
- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.
- Have any responsibility or liability for the administration, management or marketing of the notes.
- Consider the needs of the notes or the owners of the notes in determining, composing or calculating the Index or have any obligation to do so.

**STOXX and its Licensors will not have any liability in connection with the notes. Specifically,**
- **STOXX and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about:**
  - **The results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the Index and the data included in the Index;**
  - **The accuracy or completeness of the Index and its data;**
  - **The merchantability and the fitness for a particular purpose or use of the Index and its data;**
  - **STOXX and its Licensors will have no liability for any errors, omissions or interruptions in the Index or its data;**
- **Under no circumstances will STOXX or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or its Licensors knows that they might occur.**

**The licensing agreement between HSBC USA Inc. and STOXX is solely for their benefit and not for the benefit of the owners of the notes or any other third parties.**



**Enhanced Return**

# Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange.  In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S's trading commissions and mark-ups.  MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions.  At MLPF&S's discretion, for a short, undetermined initial period after the issuance of the notes, any purchase price paid by MLPF&S in the secondary market may be, in certain circumstances, closer to the amount that you paid for the notes than to the estimated initial value. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at a price that exceeds the estimated initial value.

The value of the notes shown on your account statement provided by MLPF&S will be based on their estimate of the value of the notes if MLPF&S or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, the issuer's creditworthiness and transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering.  Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

**Role of MLPF&S**

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates.  The terms of these hedging arrangements are determined by MLPF&S seeking bids from market participants, which could include one of our affiliates and MLPF&S and its affiliates.  These hedging arrangements take into account a number of factors, including the issuer's creditworthiness, interest rate movements, the volatility of the Index, the tenor of the note and the tenor of the hedging arrangements.  The economic terms of the notes depend in part on the terms of the hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see "Risk Factors—General Risks Relating to the Notes" beginning on page PS-6 and "Use of Proceeds" on page PS-15 of product supplement EQUITY INDICES SUN-1.



# Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.
- You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Index.
- Under this characterization and tax treatment of the notes, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.
- No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.  You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page PS-29 of product supplement EQUITY INDICES SUN-1.

# Validity of the Notes

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the notes offered by this term sheet have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America.  This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.

# Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

# Market-Linked Investments Classification



*MLPF&S classifies certain market-linked investments (the "Market-Linked Investments") into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.*

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.